July 7, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:  Mr. Paul Fischer

Re:	Centogene N.V.
Registration Statement on Form F-1
Registration No. 333-239735

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 p.m. Eastern Daylight Time on July 9, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Leo Borchardt of Davis Polk & Wardwell London LLP at +44 7980 770055 with any questions or comments with respect to this letter.

Sincerely,

CENTOGENE N.V.

By:	/s/ Arndt Rolfs
Name: Arndt Rolfs
Title: Chief Executive Officer

Via EDGAR

CC: Leo Borchardt, Davis Polk & Wardwell London LLP